FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is the opinion of Seward & Kissel LLP issued in connection with the offer and sale of 6,000,000 shares of Class A common stock of Excel Maritime Carriers Ltd. (the "Company") on August 6, 2009 under the Company's registration statement on Form F-3 (File No. 333-144909) (the "Registration Statement") filed with the U.S. Securities and Exchange Commission (the "Commission") on July 27, 2007.

This Report on Form 6-K is hereby incorporated by reference as exhibit 5.2 into the Registration Statement (File No. 333-144909) filed by the Company with the Commission.

Exhibit 1

SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM

1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

As of August 6, 2009

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda

Re:           Excel Maritime Carriers Ltd.

Ladies and Gentlemen:

We have acted as counsel to Excel Maritime Carriers Ltd. (the "Company") in connection with (i) the preparation of the Company's shelf registration statement on Form F-3 (Registration No. 333-144909), as filed with the U.S. Securities and Exchange Commission (the "Commission") on July 27, 2007 (the "Registration Statement") under the U.S. Securities Act of 1933, as amended (the "Securities Act"), as thereafter amended or supplemented, with respect to the public offering by the Company of up to an aggregate of $500,000,000 of securities which may include common shares, preferred shares, debt securities, warrants, purchase contracts and units issued by the Company, and guarantees issued by the subsidiaries of the Company, and the prospectus of the Company included in the Registration Statement (the "Base Prospectus") and (ii) the preparation of a supplement dated August 6, 2009 to the Base Prospectus (the "Prospectus Supplement" and together with the Base Prospectus, the "Prospectus") relating to the registration under the Securities Act of an aggregate amount of 6,000,000 Class A common shares (the "Securities").

We have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement; (ii) the Prospectus; and (iii) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.  In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents.  As to various questions of fact that are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors of the Company and others.

Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that under the laws of the Republic of Liberia, the Securities have been duly authorized and are validly issued, fully paid and non-assessable.

This opinion is limited to the laws of the State of New York, the Federal law of the United States of America and the laws of the Republic of Liberia as in effect on the date hereof.

We hereby consent to the filing of this opinion as an exhibit to be incorporated into the Registration Statement, and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Base Prospectus and the Prospectus Supplement, without admitting we are "experts" within the meaning of the Securities Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement.

Very truly yours,

/s/ Seward & Kissel LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: July 13, 2010

SK 02545 0001 1114285